UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

COMSovereign Holding Corp.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

205650203

(CUSIP Number)

John E. Howell

President

COMSovereign Holding Corp.

5000 Quorum Drive, Suite 400

Dallas, TX 75254

(469) 930-2661

with a copy to:

Eric M. Hellige, Esq.

Pryor Cashman LLP

7 Times Square

New York, NY 10036

(212) 421-4100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 21, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 205650203

1.	Names of Reporting Persons. John E. Howell
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by the Reporting Person	7.	Sole Voting Power 125,744
	8.	Shared Voting Power 8,369,159
	9.	Sole Dispositive Power 125,744
	10.	Shared Dispositive Power 8,369,159

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,494,903
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.3%*
14.	Type of Reporting Person (See Instructions) IN

*	Percentage calculated based on 63,752,968 shares of the Issuer’s common stock, par value $0.0001 per share, outstanding on March 1, 2021.

SCHEDULE 13D

CUSIP No. 205650203

1.	Names of Reporting Persons. New Bunker Hill, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by the Reporting Person	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,366,667
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,366,667

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,366,667
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.1%*
14.	Type of Reporting Person (See Instructions) OO

*	Percentage calculated based on 63,752,968 shares of the Issuer’s common stock, par value $0.0001 per share, outstanding on March 1, 2021.

SCHEDULE 13D

CUSIP No. 205650203

1.	Names of Reporting Persons. Prometheus Partners Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by the Reporting Person	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,492
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,492

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,492
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%*
14.	Type of Reporting Person (See Instructions) OO

*	Percentage calculated based on 63,752,968 shares of the Issuer’s common stock, par value $0.0001 per share, outstanding on March 1, 2021.

Item 1.	Security and Issuer

This filing relates to the Common Stock, par value $0.0001 per share (“Common Stock”), of COMSovereign Holding Corp. (the “Issuer”), with principal executive offices at 5000 Quorum Drive, Suite 400, Dallas, Texas 75254. The Joint Filing Agreement of the Reporting Persons (as defined below) is attached as Exhibit II to this filing.

Item 2.	Identity and Background

(a) Name of Persons Filing: This Schedule 13D is being filed jointly by John E. Howell (“JEH”), New Bunker Hill, LLC (“Bunker”) and Prometheus Partners Holdings, LLC (“PPH” and, together with JEH and Bunker, the “Reporting Persons”). JEH is the sole member of and controls each of PPH and Bunker.

(b) Business Address of each of the Reporting Persons is as follows:

c/o John E. Howell

5000 Quorum Drive, Suite 400

Dallas, TX 75254

(c) Principal Business:

JEH is the President and a director of the Issuer. Each of Bunker and PPH is a limited liability company managed by JEH.

(d) Conviction in a Criminal Proceeding:

None of the Reporting Persons has, during the past five years, been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e) Conviction in a Civil Proceeding:

None of the Reporting Persons has, during the last five years, been party to any civil proceedings of judicial or administrative bodies of competent jurisdiction and as a result of such proceedings been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

JEH is a citizen of the United States. Each of Bunker and PPH is organized in the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration

Each of JEH and PPH has acquired his or its interest in the securities described in Item 5 of this filing in connection with the consummation of the acquisition by the Issuer of COMSovereign Corp., a Nevada corporation (“COMSovereign”), pursuant to the terms of the Agreement and Plan of Merger, dated as of November 27, 2019 (the “Merger Agreement”) by and among the Issuer, COMSovereign and DACS Merger Sub., Inc. (“Merger Sub”). Prior to joining the Issuer on November 27, 2019, beginning in January 2019, JEH was President and a director of COMSovereign. Pursuant to the terms of the Merger Agreement, COMSovereign in effect became a public company through a reverse merger whereby Merger Sub merged with and into COMSovereign (the “Merger” and, collectively with the other transactions described in the Merger Agreement, the “Business Combination”), with COMSovereign surviving the Merger and becoming a wholly-owned subsidiary of the Issuer. The Issuer subsequently changed its name to COMSovereign Holding Corp. The Business Combination closed on November 27, 2019 (the “Closing”).

Pursuant to the Merger Agreement, immediately prior to the effective time of the Merger (the “Effective Time”), each share of COMSovereign’s common stock, par value $0.0001 per share (the “Legacy COMSovereign Common Stock”) (other than any Dissenting Shares (as defined in the Merger Agreement)), was canceled and the stockholders of COMSovereign received 1.8902 shares of Common Stock (approximately 0.63 shares after giving effect to the one-for-three reverse stock split of the Common Stock effected on January 21, 2021) for each share of Legacy COMSovereign Common Stock held by them immediately prior to the Effective Time.

In connection with the Merger, 13,686,307 shares of Legacy COMSovereign Common Stock held by JEH were automatically converted into 25,869,231 shares of Common Stock (8,623,077 shares after giving effect to the one-for-three reverse stock split of the Common Stock effected on January 21, 2021) and 3,954 shares of Legacy COMSovereign Common Stock held by JEH were automatically converted into 7,474 shares of Common Stock (2,492 shares after giving effect to the one-for-three reverse stock split of the Common Stock effected on January 21, 2021). As an incentive to commence employment as President of the Issuer, JEH was issued a restricted stock award of 300,000 shares of Common Stock (100,000 shares after giving effect to the one-for-three reverse stock split of the Common Stock effected on January 21, 2021).

Items 4 through 6 of this filing are hereby incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction

Each of JEH and PPH acquired securities of the Issuer pursuant to the Merger referenced in Item 3 hereto. The purpose of the transaction is described in Item 3 hereto. The information set forth in Item 3 is hereby incorporated in this Item 4 by reference.

JEH serves as President of the Issuer and as a director, and, in such capacities, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Lock-up Agreement described in Item 6 of this Schedule 13D and the Issuer’s Insider Trading Policy, JEH may from time to time buy or sell securities of the Issuer as appropriate for JEH’s personal circumstances.

Except as described in this Schedule 13D, JEH does not have any present plans or proposals that relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, JEH, at any time and from time to time, may review, reconsider and change his position and/or change his purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer

The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

(a), (b) The responses of JEH with respect to Rows 7 through 13 of the cover page to this Schedule 13D are incorporated herein by reference.

JEH’s aggregate percentage of beneficial ownership is approximately 13.3% of the outstanding shares of the Common Stock. Calculations of the percentage of the shares of Common Stock beneficially owned in this Schedule 13D assume that 63,752,968 shares of Common Stock were outstanding on March 1, 2021. JEH has sole voting and dispositive power over the shares.

The Reporting Persons expressly disclaim beneficial ownership of all of the shares of Common Stock included in this Schedule 13D, other than the shares of Common Stock held of record by such Reporting Persons, and the filing of this Schedule 13D shall not be construed as an admission that any such persons is, for the purposes of sections 13(d) or 13(g) of the Act the beneficial owner of any securities covered by this Schedule 13D.

(c) The Reporting Persons have not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing of this Schedule 13D.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the members or affiliates of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Issuer’s public offering of Common Stock that closed on January 26, 2021 and the underwriting agreement dated as of January 21, 2021 (the “Underwriting Agreement”) between the Issuer and Kingswood Capital Markets, division of Benchmark Investments, Inc. (the “Representative”), as representative of the several underwriters named in the Underwriting Agreement (the “Underwriters”) and the Underwriters, on January 21, 2021, JEH entered into a Lock-up Agreement with the Issuer, with respect to the shares of Common Stock beneficially owned by JEH during the Lock-up Period (as defined below) (such shares, the “Lock-up Shares” and the agreement, the “Lock-up Agreement”). The Lock-up Agreement provides for the Lock-up Shares beneficially held by JEH to be locked-up for a period of 90 days following the date of the final prospectus (the “Lock-up Period”), subject to certain exceptions. By agreement dated February 3, 2021, the Representative has waived any provisions of the Lock-up Agreement that would disallow a pledge by JEH of the Lock-up Shares in a margin or loan transaction with a nationally-recognized bank or brokerage firm, so long as the amount of each loan does not exceed 30% of the market value of such share holdings of JEH. This summary is qualified by the actual terms of Lock-up Agreement, a copy of which is attached to this Schedule 13D as Exhibit I and is incorporated herein by reference.

The Reporting Persons have entered into the Joint Filing Agreement filed as Exhibit II hereto.

Item 7.	Material to be Filed as Exhibits

The following agreements are included as exhibits to this filing:

Exhibit I	Lock-up Agreement dated January 21, 2021 between the Issuer and John E. Howell.
Exhibit II	Joint Filing Agreement, dated March 4, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.

Dated: March 4, 2021	/s/ John E. Howell
John E. Howell